Exhibit 99.1

FINAL

China Zenix Auto International Limited Reports Fourth Quarter
and Full Year 2020 Financial Results

ZHANGZHOU, China, March 31, 2021 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020 today.

Financial Highlights

Fourth Quarter 2020:

•	Revenue was RMB458.4 million (US$70.3 million);
•
Total unit sales in the OEM market increased by 51.5% year-over-year as a result of a significant increase in the Company’s vehicle sales during the fourth quarter of 2020, especially in the heavy- and medium-duty categories;

•	Domestic aftermarket sales were RMB114.2 million (US$17.5 million);
•	Non-recurring, non-cash impairment charges on property, plant and equipment were RMB54.0 million (US$8.3 million) in the fourth quarter of 2020;
•	Loss and total comprehensive loss for the fourth quarter of 2020 was RMB158.3 million (US$24.3 million).

Full Year 2020

•	Revenue was RMB1,769.5 million (US$271.2 million) compared with RMB2,493.2 million in 2019;
•	Aluminum wheel sales increased to 12.1% of revenue compared with 9.8% of revenue of 2019;
•	Non-recurring, non-cash impairment charges on property, plant and equipment were RMB54.0 million (US$8.3 million) for the full year 2020;
•
As of December 31, 2020, Zenix Auto had bank balances and cash of RMB616.3 million (US$94.5 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$44.4 million), which were equivalent to RMB 17.6 (US$2.69) in cash and fixed bank deposits per American Depositary Share (“ADS”).   Bank borrowings were RMB558 million (US$85.5 million) as of December 31, 2020;

•	Total equity attributable to owners of the Company was RMB2,034.7 million (US$311.8 million) as of December 31, 2020.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "In 2020, the COVID-19 pandemic caused massive damage to the global economy. After a devastating first quarter, China managed to reopen its economy and close out the year with a positive annual GDP growth. According to the China Association of Automobile Manufacturers (“CAAM”), commercial vehicle production in China in 2020 increased by 20.0% including a 22.9% increase in truck production. As a market leader in the commercial vehicle wheel manufacturing industry, we also completed the year with a strong comeback in our OEM sales with a 51.5% year-over-year increase in total unit sales in the fourth quarter, which outpaced the industry growth. Our strong OEM sales in the fourth quarter of 2020 was offset by a change of pricing policies and continuing weakness in international markets, as well as lower Chinese aftermarket sales due to an increase of new vehicle sales and ongoing anti-overloading campaign by the Chinese government.”

“Despite the challenges, as a leading commercial wheel manufacturer in China, we are maintaining our market position with our broad OEM customer base and we expect the international markets to recover as the world’s economies regain growth momentum when the COVID-19 pandemic comes under better control.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We maintained a solid balance sheet with bank balances of US$94.5 million and fixed bank deposits of US$44.4 million at the year end. These amounts represented US$2.69 per ADS in cash and fixed bank deposits on December 31, 2020.  We plan to continue to use these financial resources to support our strategic plans to increase long-term value of the Company for our shareholders.”

2020 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2020 was RMB458.4 million (US$70.3 million) compared with RMB 493.0 million for the fourth quarter of 2019. The decrease in revenue on a year-over-year basis was mainly due to weaker aftermarket demand caused by an increase in vehicle anti-overloading enforcement, ongoing soft international market demand and lower average prices.

Aftermarket sales in China were RMB114.2 million (US$17.5 million) in the fourth quarter of 2020 compared with RMB208.9 million in the fourth quarter of 2019. Total unit sales in the aftermarket decreased by 34.9% year-over-year while pricing also decreased by double digits. The aftermarket wheel segment was negatively affected by an increase in new vehicles on the road, a demand shift to lower price products and the Chinese government’s heightened anti-overloading enforcement.

Sales in the Chinese OEM market were RMB304.2 million (US$46.6 million) in the fourth quarter of 2020 compared to RMB216.1 million in the same quarter of 2019. Total unit sales in the OEM market increased by 51.5% year-over-year as a result of a significant increase in customers’ vehicle sales during the fourth quarter of 2020, especially in the heavy- and medium-duty categories.

International sales were RMB40.0 million (US$6.2 million) in the fourth quarter of 2020 compared to sales of RMB 68.0 million in the fourth quarter of 2019. Total unit sales in the international markets decreased by 31.5% year-over-year in the fourth quarter of 2020 as weaker demand in price-sensitive regions such as Southeast Asia, negatively affected overall sales.

In the fourth quarter of 2020, domestic aftermarket sales, domestic OEM sales and international sales contributed 24.9%, 66.4% and 8.7% of revenue, respectively.

Sales of tubed steel wheels comprised 40.3% of the revenue of the fourth quarter of 2020 compared to 45.4% of the revenue of the same quarter of 2019. Tubeless steel wheel sales represented 40.7% of the revenue of the fourth quarter of 2020 compared to 35.7% of the revenue of the same quarter of 2019. Tubed and tubeless steel wheel sales remained as the main sources of revenue for the Company. Sales of aluminum wheels accounted for 13.6% of the revenue of the fourth quarter of 2020 compared to 13.7% of the revenue of the same quarter of 2019.

Gross loss in the fourth quarter of 2020 was RMB36.2 million (US$5.6 million), compared to a gross profit of RMB 16.0 million in the same quarter of 2019. The negative gross margin in the fourth quarter of 2020 was mainly due to wider than normal price cuts in both the aftermarket and international market following the unprecedented impact from the COVID-19 outbreak, and higher material costs.

Selling and distribution costs in the fourth quarter of 2020 were RMB38.3 million (US$5.9 million), compared to RMB37.5 million in the fourth quarter of 2019. As a percentage of revenue, selling and distribution costs were 8.4% in the fourth quarter of 2020, compared to 7.6% in the fourth quarter of 2019.

Research and development ("R&D") expenses in the fourth quarter of 2020 were RMB18.4 million (US$2.8 million), compared to RMB14.6 million in the fourth quarter of 2019. R&D expenses as a percentage of revenue increased to 4.0% in the fourth quarter of 2020, compared to 3.0% in same quarter of 2019.

Administrative expenses in the fourth quarter of 2020 were RMB38.3 million (US$5.9 million) compared to RMB35.1 million in the fourth quarter of 2019. As a percentage of revenue, administrative expenses were 8.4% in the fourth quarter of 2020, compared to 7.1% of revenue in the fourth quarter of 2019.

Total non-recurring, non-cash impairment charges on property, plant and equipment were RMB54.0 million (US$8.3 million) in the fourth quarter of 2020.

Loss and total comprehensive loss for the fourth quarter of 2020 was RMB158.3 million (US$24.3 million), compared to loss and total comprehensive loss of RMB70.3 million in the same quarter of 2019.

Basic and diluted loss per ADS in the fourth quarter of 2020 were RMB3.07 (US$0.47) compared to basic and diluted loss per ADS of RMB1.36 in the same quarter of 2019.

In the fourth quarter of 2020, the Company recorded net cash outflows from operating activities of RMB52.0 million (US$8.0 million). The capital expenditures for the purchase of property, plant and equipment was RMB1.7 million (US$0.3 million) in the fourth quarter of 2020.

During the fourth quarter of 2020 and 2019, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2020 Full Year Results

Revenue for the year ended December 31, 2020 was RMB1,769.5 million (US$271.2 million) compared with RMB2,493.2 million for the year ended December 31, 2019.

Aftermarket sales were RMB437.0 million (US$67.0 million) in 2020 and represented 24.7% of total revenue. Sales in the Chinese OEM market were RMB1,168.7 million (US$179.1 million) in 2020 and represented 66.0% of total revenue. International sales were RMB163.8 million (US$ 25.1 million) in 2020 and represented 9.3% of total revenue.

Tubed steel wheel sales in 2020 accounted for 34.1% of revenue compared with 45.1% of revenue in 2019. Tubeless steel wheel sales in 2020 accounted for 49.6% of revenue compared with 40.8% of revenue in 2019. With the increase in market acceptance, aluminum wheel sales accounted for 12.1% of revenue of 2020 compared with 9.8% of revenue in 2019.

Gross loss for fiscal year 2020 was RMB68.1 million (US$10.4 million), compared with gross profit of RMB 227.8 million for fiscal year 2019. The negative gross margin in 2020 was mainly due to a significant decline in unit sales volume combined with wider than normal price cuts in all three business segments, reflecting the impact of the COVID-19 outbreak and higher raw material costs.

Total non-recurring, non-cash impairment charges on property, plant and equipment were RMB54.0 million (US$8.3 million) for fiscal year 2020.

Loss and total comprehensive loss for the full year 2020 was RMB399.0 million (US$61.2 million), compared with loss and total comprehensive loss of RMB104.9 million for the full year 2019. Basic and diluted loss per ADS for the full year ended December 31, 2020 were RMB7.73 (US$1.18) as compared to basic and diluted loss per ADS of RMB2.03 for the full year ended December 31, 2019.

As of December 31, 2020, Zenix Auto had bank balances and cash of RMB616.3 million (US$94.5 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$44.4 million). Bank borrowings were RMB558.0 million (US$85.5 million) as of December 31, 2020. Total equity attributable to owners of the Company was RMB2,034.7 million (US$311.8 million).

For the year ended December 31, 2020, the Company recorded cash outflows from operating activities of RMB179.5 million (US$27.5 million). Capital expenditures for the purchase of property, plant and equipment were RMB58.6 million (US$9.0 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Wednesday, March 31, 2021 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free), +1-201-689-8567 (International) or 86 400 120 2840 (Mainland China). Please dial in five minutes before the call starting time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through April 29, 2021, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 40470 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate as of December 31, 2020 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers more than 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's products are primarily sold to large PRC commercial vehicle manufacturers and exported to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2020. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of the Company in particular, have been material in 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin@awakenlab.com

- tables follow -

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the three months ended December 31, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended December 31,
	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000
Revenue	492,995	458,390	70,251
Cost of sales	(476,996)	(494,615)	(75,803)
Gross profit (loss)	15,999	(36,225)	(5,552)
Other operating income	4,176	2,208	338
Net exchange loss	(614)	(1,314)	(201)
Impairment charge on property, plant and equipment	-	(54,000)	(8,276)
Selling and distribution costs	(37,458)	(38,346)	(5,877)
Research and development expenses	(14,643)	(18,424)	(2,824)
Administrative expenses	(35,122)	(38,344)	(5,876)
Finance costs	(6,205)	(6,084)	(932)
Loss before taxation	(73,867)	(190,529)	(29,200)
Income tax credit	3,545	32,265	4,945
Loss and total comprehensive loss for the period	(70,322)	(158,264)	(24,255)
Loss per share
Basic	(0.34)	(0.77)	(0.12)
Diluted	(0.34)	(0.77)	(0.12)
Loss per ADS
Basic	(1.36)	(3.07)	(0.47)
Diluted	(1.36)	(3.07)	(0.47)
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the years ended December 31, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000

Revenue	2,493,218	1,769,478	271,184
Cost of sales	(2,265,418)	(1,837,583)	(281,622)
Gross profit (loss)	227,800	(68,105)	(10,438)
Other operating income	17,320	10,825	1,659
Net exchange gain (loss)	494	(2,419)	(370)
Impairment charge on property, plant and equipment	-	(54,000)	(8,276)
Selling and distribution costs	(155,308)	(140,748)	(21,570)
Research and development expenses	(56,841)	(66,109)	(10,132)
Administrative expenses	(121,647)	(137,329)	(21,046)
Finance costs	(24,435)	(24,362)	(3,734)
Loss before taxation	(112,617)	(482,247)	(73,907)
Income tax credit	7,747	83,201	12,751
Loss and total comprehensive loss for the period	(104,870)	(399,046)	(61,156)
Loss per share
Basic	(0.51)	(1.93)	(0.30)
Diluted	(0.51)	(1.93)	(0.30)
Loss per ADS
Basic	(2.03)	(7,73)	(1.18)
Diluted	(2.03)	(7.73)	(1.18)
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	129,641	90,351	13,847
Trade and other receivables and prepayments	596,359	617,328	94,610
Pledged bank deposits	14,900	26,000	3,985
Fixed bank deposits with maturity period over three months	290,000	290,000	44,444
Bank balances and cash	906,840	616,290	94,451
Total current assets	1,937,740	1,639,969	251,337
Non-Current Assets
Property, plant and equipment	1,076,731	960,453	147,196
Right-of-use assets	357,599	348,174	53,360
Deposit paid for acquisition of property, plant and equipment	61,618	62,083	9,515
Deferred tax assets	54,641	117,846	18,061
Intangible assets	17,000	17,000	2,605
Long-term prepayment	-	12,000	1,839
Total non-current assets	1,567,589	1,517,556	232,576
Total assets	3,505,329	3,157,525	483,913
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	410,764	489,380	75,001
Amount due to related parties	10,557	-	-
Taxation payable	982	-	-
Bank borrowings	558,000	558,000	85,517
Total current liabilities	980,303	1,047,380	160,518
Deferred tax liabilities	85,150	70,111	10,745
Deferred income	6,106	5,310	814
Total non-current liabilities	91,256	75,421	11,559
Total liabilities	1,071,559	1,122,801	172,077
EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	60,088
Reserves	2,041,558	1,642,512	251,727
Total equity attributable to owners of the company	2,433,770	2,034,724	311,836
Total equity and liabilities	3,505,329	3,157,525	483,913

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months and year ended December 31, 2020
(RMB and US$ amounts expressed in thousands)

	Three Months Ended		Year Ended
OPERATING ACTIVITIES	December 31, 2020		December 31, 2020
	RMB' 000	US$' 000	RMB' 000	US$' 000
Loss before taxation	(190,529)	(29,200)	(482,247)	(73,907)
Adjustments for:
Depreciation of property plant and equipment	31,908	4,889	130,798	20,046
Depreciation of right-of-use assets	2,356	361	9,425	1,444
Impairment charge on property, plant and equipment	54,000	8,276	54,000	8,276
Release of deferred income	(198)	(30)	(796)	(122)
Finance costs	6,084	931	24,362	3,734
Interest income	(2,438)	(374)	(10,453)	(1,602)
Loss on disposal of property, plant and equipment	172	26	1,794	275
Operating cash flows before movements in working capital	(98,645)	(15,121)	(273,117)	(41,856)
Decrease in inventories	77,732	11,913	39,290	6,021
Increase in trade and other receivables and prepayments	(53,438)	(8,189)	(29,726)	(4,556)
Decrease in trade and other payables and accruals	19,995	3,064	74,549	11,425
Cash used in operations	(54,356)	(8,333)	(189,004)	(28,966)
Interest received	2,326	356	10,535	1,615
PRC income tax paid	-	-	(982)	(150)
NET CASH USED IN OPERATING ACTIVITIES	(52,030)	(7,977)	(179,451)	(27,501)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,724)	(264)	(58,573)	(8,977)
Placement of pledged bank deposits	(3,000)	(459)	(11,100)	(1,701)
Deposits paid for acquisition of property, plant and equipment	(465)	(70)	(8,623)	(1,321)
Proceeds on disposal of property, plant and equipment	-	-	503	77
Placement of fixed bank deposits with maturity periods over three months	(130,000)	(19,923)	(580,000)	(88,889)
Withdrawal of fixed bank deposits with maturity periods over three months	130,000	19,923	580,000	88,889
NET CASH USED IN INVESTING ACTIVITIES	(5,189)	(793)	(77,793)	(11,922)
FINANCING ACTIVITIES
New bank borrowings raised	138,000	21,149	558,000	85,517
Repayment of bank borrowings	(138,000)	(21,149)	(558,000)	(85,517)
Repayment to a shareholder	-	-	(10,557)	(1,618)
Interest paid	(6,030)	(923)	(24,382)	(3,737)
NET CASH USED IN FINANCING ACTIVITIES	(6,030)	(923)	(34,939)	(5,355)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(63,249)	(9,693)	(292,183)	(44,778)
Cash and cash equivalents at beginning of the year	678,008	103,909	906,840	138,979
Effect of foreign exchange rate changes	1,531	235	1,633	250
Cash and cash equivalents at end of the year	616,290	94,451	616,290	94,451